Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 2, 2007

Relating to Preliminary Prospectus dated October 22, 2007

Registration Number 333-145584

On October 31, 2007, BioForm Medical, Inc. filed Amendment No. 5 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated October 22, 2007 relating to this offering. A filed copy of the current registration statement is available via the following link:

http://www.sec.gov/Archives/edgar/data/1282393/000119312507231270/ds1a.htm.

The summary below describes updated and additional disclosures made in Amendment No. 5 that are related to Recent Developments, our expected use of proceeds and our contracts with Kreussler and CryoLife.

Recent Developments

A brief summary of certain of our preliminary unaudited financial results for the three months ended September 30, 2007 is set forth below. This summary reflects our estimate of those results, based on currently available information, and is not meant to be a comprehensive statement of our financial results for this period. We estimate that for the three months ended September 30, 2007, our net sales were approximately $15.2 million and our net loss was approximately $3.5 million.

The foregoing summary is unaudited and has been prepared on the same basis as our financial statements and related notes included elsewhere in the prospectus that is contained in the Registration Statement described below and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in such prospectus. As is common with many companies in the aesthetics sector, we experience the effects of seasonality on our net sales, with the first quarter of our fiscal year, which runs from July through September, typically being the slowest quarter of the year due to summer vacations by doctors and patients. Our estimated net loss for the three months ended September 30, 2007 was lower than the prior quarter primarily due to the expense accrued in the fourth quarter of fiscal 2007 of a $1.7 million licensing fee related to the execution of our May 2007 agreement with Kreussler. The foregoing discussion of our expectations regarding our results for the first fiscal quarter of 2008 is not necessarily indicative of results to be expected for the fiscal year ending June 30, 2008 or for any other interim period or for any future year.

Use of Proceeds

Of the net proceeds from this offering, we expect to use approximately:

•	$60.0 million for sales and marketing initiatives to support the ongoing commercialization of Radiesse;

•	$14.0 million for research and development activities, including:

•	$4.0 million to further develop BioGlue and complete a pivotal study to support FDA approval; and

•

$10.0 million to support other exploratory research and development activities, including demonstrating the utility of our proprietary CaHA technology found in Radiesse or other dermal filler technologies in additional clinical applications and developing future dermal filler products;

•	$3.7 million in contingent payments consisting of up to $3.2 million under our agreement with Kreussler and $0.5 million under our agreement with CryoLife; and

•	$3.5 million as a final payment to obtain a fully paid-up license from Artes Medical.

We intend to use the remainder of our net proceeds for general corporate purposes and working capital needs. We may use a portion of our net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.

Agreements with Kreussler and CryoLife

Kreussler Agreement. In May 2007, we entered into a licensing and distribution agreement with Kreussler, the manufacturer of Aethoxysklerol. According to the terms of this agreement, Kreussler is responsible for conducting the clinical trial and regulatory filings for approval of Aethoxysklerol by the FDA, and will own resulting regulatory approvals, if any. If required by the FDA as a condition to such approval, we will conduct a post-marketing study. Assuming approval is received, we will be the exclusive distributor of the product in the United States, responsible for all sales, marketing, and post-market compliance activities. We will be obligated to market each product within six months of receipt of all corresponding regulatory approvals. Under the agreement, we will exclusively purchase Aethoxysklerol from Kreussler and have agreed to restrictions with respect to selling competing products during the term of the agreement. In addition, the agreement provides for minimum amounts that we must purchase in each 12-month period. Our minimum purchase obligations begin following U.S. commercial launch at approximately $0.9 million for the first year and increasing incrementally through the fourth year to approximately $3.7 million, after which minimum purchase obligations will be determined yearly by agreement of the parties. Our failure to meet this obligation may provide Kreussler the right to terminate the agreement, subject to our ability to cure. Pursuant to the agreement, we became obligated to pay Kreussler a total of $1.7 million in fiscal 2008, and, contingent upon the completion of milestones provided for under the agreement, will be obligated to pay up to $3.2 million in additional milestone payments in the future. In addition, once we start selling Aethoxysklerol products we will pay Kreussler for the manufacture of the product and a predetermined amount based on net sales. Since no patents are licensed under this agreement, we have no contractual right of enforcement in the event of a lawsuit regarding patents underlying the product, if any. Our agreement with Kreussler will last for 12 years following the approval date for the registration of the first product, unless renewed or terminated in accordance with its terms. Either party may terminate this agreement if the other party fails to remedy a breach within a specified period of time. This agreement is for U.S. distribution of a product that is not approved for sale in the United States. We will not be able to derive any revenue from our distribution rights under this agreement until Kreussler has applied for and obtained regulatory approval from the FDA.

CryoLife Agreement. In October 2006, we entered into a distribution and supply agreement with CryoLife, the manufacturer of BioGlue, under which we obtained an exclusive license to develop in cooperation with CryoLife, and to use, distribute, market, and sell, medical aesthetic applications of BioGlue in the United States, Canada and certain European countries. As consideration for the license grant, we made a $0.5 million payment to CryoLife in fiscal 2007, and, contingent upon the completion of milestones provided for under the agreement, will be obligated to pay up to $0.5 million in an additional milestone payment in the future. Under the agreement, we are required to purchase BioGlue exclusively from CryoLife, to use reasonable efforts to develop and to bear the costs of a regulatory approval program, and to pay expenses in connection with marketing and selling BioGlue. CryoLife will apply for, prosecute and maintain the patent rights underlying BioGlue and has the exclusive right to take action against infringement of its rights. For each 12-month rolling forecast, we become obligated to purchase all of the product covered by the first three-month period and at least half of the product covered by the immediately subsequent three-month period of each such forecast. Under the terms of the agreement, we are not obligated to purchase a minimum dollar value of product from CryoLife, however our failure to purchase the product orders in accordance with each rolling forecast provides CryoLife the right to terminate the agreement. Each party may terminate this agreement if either party fails to remedy a breach within a specified period of time or if we fail to meet minimum purchase obligations. Our agreement with CryoLife will last indefinitely, unless terminated in accordance with its terms. This agreement provides for the distribution of a product for indications that are not yet approved in the United States or internationally. We will not be able to derive any revenue from our distribution rights under the agreement until we have applied for and obtained required regulatory approvals from the FDA and other international regulatory agencies.

BioForm Medical has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement and other documents BioForm Medical has filed with the SEC for more complete information about BioForm Medical and this offering. You may obtain these documents for free by visiting by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-430-0686.